Exhibit 99.2

DELTA TECHNOLOGY HOLDINGS LIMITED
16 KAIFA AVENUE
DANYANG JIANGSU
CHINA

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on November 8, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on November 8, 2017. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
1A Xin Chao	☐	☐	☐
1B Borys Priadko	☐	☐	☐
1C Richard Liu	☐	☐	☐
1D Changguang Wu	☐	☐	☐
1E Anatoly Danilitskiy	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.	For	Against	Abstain
2. To ratify the appointment of Centurion ZD CPA Ltd.as our independent registered public accounting firm for the fiscal year ending June 30, 2017.	☐	☐	☐
3. To transact such other business as may properly come before the 2017 Annual Meeting of Shareholders.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000346167_1 R1.0.1.17

0000346167_2 R1.0.1.17 Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is available at www.proxyvote.com DELTA TECHNOLOGY HOLDINGS LIMITED Annual Meeting of Shareholders November 10, 2017 9:00 AM Local Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Xin Chao as proxy with the power to appoint his substitute and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all the ordinary shares of DELTA TECHNOLOGY HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 09:00 AM, local time on November 10, 2017, at 16 Kaifa Avenue, Danyang, Jiangsu, China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side